Mindray Medical International Limited

December 30, 2013

By Hand and EDGAR

Cecilia Blye

Chief, Office of Global Security Risk

Mr. Pradip Bhaumik

Special Counsel, Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D. C. 20549

Re: Mindray Medical International Limited

Form 20-F for the fiscal year ended December 31, 2012

Filed April 8, 2013

File No. 1-33036

Dear Ms. Blye and Mr. Bhaumik:

The following is in response to your letter, dated December 13, 2013, to Mindray Medical International Limited ( “Mindray” or the “Company”) regarding our Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”).

As requested in your letter, we have set forth below the Company’s responses keyed to your individual comments.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mindray Medical International Limited

Comment 1:

You stated in your letter to us dated January 19, 2011, that your non-U.S. operations sold products and components to distributors located in Cuba, Sudan, and Syria. You disclose that certain of your distributors are located in or conduct business with those countries. As you know, Cuba, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please tell us about your contacts with Cuba, Sudan, and Syria since the referenced letter and your letter to us dated February 14, 2011. Your response should describe any products, equipment, components, information, services or support you have provided into Cuba, Sudan, or Syria, directly or indirectly, since the referenced letters, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response to Comment 1:

The Company respectfully confirms that operations and business with distributors in Cuba, Sudan, and Syria (collectively, the “Named Countries”) have not changed significantly since February 14, 2011. The Company does not sell its products and components directly to end users in the Named Countries. Rather, it sells small volumes of non-military use medical device products and components to independent, non-U.S. third-party distributors (“Distributors”) located in the Named Countries, which, to the Company’s best knowledge, have no contact with state-owned entities in the Named Countries. The Company’s sales of such medical device products and components to Distributors in the Named Countries are conducted on a purchase-order basis, and each Distributor is authorized to sell in a specific geographic region, as well as provide post-sale servicing. As with all of its distributors, the Company provides technical support and training to such distributors on an on-going and in-country basis. The Company’s in-country activities in the Named Countries are limited to occasional visits to provide training to distributors and to conduct customer surveys.

All of the Company’s activities in the Named Countries are undertaken and independently managed by the Company’s non-U.S. operations. Consistent with U.S. economic sanctions laws, the Company’s compliance policies do not permit the involvement of any of Mindray’s U.S.-based operations or U.S. citizens or permanent residents, whether based in the United States or outside the United States, in any of the Company’s activities in the Named Countries. The Company has screening procedures in place designed to prevent such transactions.

Sales by non-U.S. operations to Distributors in the Named Countries represented an immaterial percentage of the Company’s total net revenues for 2010, 2011, 2012, and the first nine months of 2013 (the “Relevant Period”). Exhibit A attached hereto presents the revenues, their percentage of total net revenues and the type of products and/or components sold. The Company and its subsidiaries had no assets or liabilities related to its activities in the Named Countries at the end of the respective periods.

Mindray Medical International Limited

Comment 2:

Please discuss for us the materiality of the contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, and Syria.

Response to Comment 2:

The Company respectfully notes that both the courts and the SEC have indicated that a company must look to both quantitative and qualitative aspects of the information in question to assess materiality.

Quantitative Analysis

The courts and the SEC have confirmed that the use of a particular financial statement metric and a related percentage as a numerical threshold, such as less than 5% of net sales, may provide the basis for a preliminary assumption that — without considering all relevant circumstances — a deviation of less than the specified percentage with respect to a particular item on a company’s financial statements is unlikely to be material. The metric or metrics that should be applied under particular circumstances depends upon those circumstances. While there is no single metric by which to assess the quantitative materiality of the Company’s consolidated activities in the Named Countries, based on the quantitative assessment of net sales provided above, the Company believes that its consolidated business in or with the Named Countries is immaterial to its present and future financial condition and results of operations. The Company’s geographic diversification further reduces the risk that revenue losses related to the Named Countries would be material to its consolidated operations.

Qualitative Analysis

The courts and the SEC assess qualitative materiality by determining whether a reasonable investor would consider the information important in making an investment decision or whether it would significantly alter the total mix of information available to an investor. Based on the Company’s assessment of the totality of all relevant factors, it believes that its consolidated activities in or with the Named Countries is qualitatively immaterial for the following reasons:

•	the products and components that the Company designs, manufactures and sells are designed for medical use and are humanitarian in nature;

Mindray Medical International Limited

•	none of the products and components that the Company designs, manufactures and sells to the Distributors in the Named Countries is designed for military or terrorist use and, to the best of its knowledge, no third-party components used in the Company’s products sold to the Distributors in the Named Countries are specifically designed for or have been put to military or terrorist uses;

•	the Company has no direct operations in the Named Countries, and it sells its medical products and components only to independent, non-U.S. third-party distributors located in these countries;

•	the Company conducts diligence on Distributors in the Named Countries and, to the best of its knowledge, the Distributors have no contact with state-owned entities in the Named Countries; and

•	the Company is committed to terminating all contacts with any Distributor or other actor listed in the Specially Designated Nationals List maintained by the U.S. Treasury Department Office of Foreign Asset Control.

The Company has also considered the state legislation referred to in the Staff’s comment letter in reaching its decision that the Company’s consolidated business activities in the Named Countries are qualitatively immaterial. The Company does not believe that this type of state legislation affects the analysis of whether a public company is required to disclose insignificant permissible business activities in countries subject to U.S. economic sanctions under the federal securities law. That a state retirement fund, for example, may be required to report its holdings, or consider divestment, in a company that does permitted business in such Named Countries does not alter the Company’s materiality analysis. Accordingly, the Company does not believe that its consolidated activities and contacts with any of the Named Countries are qualitatively material such that it is substantially likely that a reasonable investor would consider these activities and contacts important in making an investment decision or that such activities and contacts would be viewed qualitatively as significantly altering the total mix of information provided to its investors.

Comment 3:

You stated in your 2011 letters that, to the best of your knowledge, understanding and belief, none of the products, components or services you sold into Cuba, Sudan, and Syria were designed for a military application, or put to weapons or other military use by those countries. Please tell us whether this continues to be the case for the goods, products and services you describe in response to the foregoing comments.

Response to Comment 3:

The Company respectfully confirms that, to the best of the Company’s knowledge, understanding and belief, its response to comment 2 in its letter to the Commission, dated January 19, 2011, continues to be accurate.

Yours truly,
Mindray Medical International Limited

/s/ Alex Lung
Alex Lung
Chief Financial Officer

Mindray Medical International Limited

EXHIBIT A

Products and Percentages of Net Sales Data

Country	Revenues (in thousands of US$)	Net Sales (in thousands of US$)	% of Total Net Sales	Type of Products Sold
Cuba
2010	704,309	438	0.06%	Ultrasound systems; patient monitoring systems; chemical analyzers; hematology analyzers and reagents
2011	880,743	525	0.06%	Ultrasound systems; patient monitoring systems; chemical analyzers and reagent; hematology analyzer and reagent
2012	1,060,054	5,070	0.48%	Radiology machines; patient monitoring systems; ultrasound systems; chemical analyzers and reagents; hematology analyzers and reagents; urine analyzers; anesthesia machines
Through Q3 2013	845,572	220	0.03%	Ultrasound systems; patient monitoring systems; hematology analyzers and reagents; anesthesia machines

Sudan
2010	704,309	1,354	0.19%	Ultrasound systems; patient monitoring systems; anesthesia machines; chemical analyzers and reagents; hematology analyzers and reagents; operating equipment
2011	880,743	1,255	0.14%	Ultrasound systems; patient monitoring systems; anesthesia machines; chemical analyzers and reagents; hematology analyzers and reagents
2012	1,060,054	1,699	0.16%	Ultrasound systems; patient monitoring systems; anesthesia machines; chemical analyzers and reagents; hematology analyzers and reagents; infusion pumps; operating equipment
Through Q3 2013	845,572	1,585	0.19%	Ultrasound systems; patient monitoring systems; anesthesia machines; chemical analyzers and reagents; hematology analyzers and reagents; anesthesia machines; rigid endoscopes; infusion pumps

Syria
2010	704,309	1,392	0.20%	Ultrasound systems; patient monitoring systems; chemical analyzers and reagents; hematology analyzers and reagents
2011	880,743	595	0.07%	Ultrasound systems; patient monitoring systems; anesthesia machines; chemical analyzers and reagents; hematology reagents
2012	1,060,054	255	0.02%	Ultrasound systems; patient monitoring systems
Through Q3 2013	845,572	93	0.01%	Ultrasound systems; patient monitoring systems; chemical analyzers; rigid endoscopes